UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALLIED DEFENSE GROUP, INC.

(Name of Issuer)


Common Stock, no par value
(Title of Class of Securities)


019118108
(CUSIP Number)


Interinvest Corporation
192 South Street, Suite 350
Boston, MA 02111
Attention: Stanley T. Schmidt
Telephone: (617-723-7870)
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


January 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.  Names of Reporting Persons.

 Interinvest Corporation Inc.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Massachusetts

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     0


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            0.0%

14.  Type of Reporting Person (See Instructions)    IA







1.  Names of Reporting Persons.

Interinvest Consulting Corporation of Canada Limited

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     0


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            0%

14.  Type of Reporting Person (See Instructions)    IA











1.  Names of Reporting Persons.

Interinvest (Bermuda) Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Bermuda

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                    0


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
   0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)         0.0%

14.  Type of Reporting Person (See Instructions)    IA










1.  Names of Reporting Persons.

Janet A. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                   0


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power         	   0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)          0.0%

14.  Type of Reporting Person (See Instructions)   IN






1.  Names of Reporting Persons.

Hans P. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                    0


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power         	   0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)          0%

14.  Type of Reporting Person (See Instructions)   IN




ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, no par value (the "Common Stock"), of Allied Defense Group, Inc. (the "Issuer") with principal executive offices located at 8000 Towers Crescent Drive, Suite 260, Vienna, VA 22182

ITEM 2. IDENTITY AND BACKGROUND

(a)	The names of the persons filing this Schedule 13D are
Interinvest Corporation Inc., a Massachusetts corporation; Interinvest (Bermuda) Ltd., a Bermuda corporation;
Interinvest Consulting Corporation of Canada Limited, a
Canadian corporation; Janet A. Black, a citizen of Canada and Hans P. Black, a citizen of Canada. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

(b)	The principal business address of Interinvest Corporation
Inc. is 192 South Street, Suite 350, Boston, MA 02111. The principal business address of Interinvest (Bermuda) Ltd. is 77 Front Street, 3rd Floor, Hamilton HM 12. The principal business address of Interinvest Consulting Corporation of Canada Limited is 3655 rue Redpath, Montreal, QC H3G 2W8.
The principal business address of Janet A. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.The principal business address of Hans P. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.

(c)	The principal business of the Reporting Persons is the
furnishing of investment advisory services. The principal occupation of Janet A. Black is acting as Treasurer of Interinvest Consulting Corporation of Canada Limited and Interinvest Corporation Inc. The principal occupation of Hans
P. Black is serving as Chairman of Interinvest Consulting Corporation of Canada Limited and Interinvest Corporation Inc.

(d)	During the last five years, none of the foregoing entities
have been convicted in a criminal proceeding.

(e)	During the last five years, none of the foregoing entities
have been subject to a civil proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 19, 2010, the Reporting Persons sold an aggregate of
522,154 shares of Common Stock for aggregate gross proceeds of approximately $3,734,757. At the end of this transaction, reporting persons had no remaining positions in Allied Defense Group.

ITEM 4. PURPOSE OF TRANSACTION

On January 19, 2010, Allied Defense Group (NYSE: ADG) entered into a definitive merger agreement with Chemring Group PLC (LSE: CHR).
Chemring agreed to acquire Allied Defense Group at $7.25 per share in an all-cash transaction.

The Reporting Persons had originally acquired the Common Stock of the Issuer for investment purposes. Upon analyzing the Issuer's financial position and strategic direction, the agreement referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons determined to sell all of the Reporting Persons' respective holdings in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the following transactions, the Reporting Persons beneficially own zero (0) shares of Common Stock representing 0% of all of the outstanding shares of Common Stock. The percentage set forth in this response is based on the 8,172,000 shares of Common Stock outstanding as of October 31, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. Of the 522,154 shares of common stock sold by the Reporting Persons on behalf of their clients and themselves: Interinvest Corporation Inc. sold 276,870 shares or 3.39% of Issuer's outstanding shares; Interinvest Consulting Corporation of Canada Limited sold 189,284 shares for a total of 2.32% of the Issuer's outstanding shares; and Interinvest (Bermuda) Ltd. sold 46,000 shares for a total of 0.56% of the Issuer's outstanding shares for clients. Janet Black sold 5,000 Shares or 0.06% of the Issuer's outstanding shares and Hans P. Black also sold 5,000 shares or 0.06% of the Issuer's outstanding shares.

(b) As a result of the sales, the Reporting Persons no longer have the power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) any shares of Common Stock held.

(c) The following describes all the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons:


Transaction   Number of	Proceeds/    		Price/		Type of
Date		Shares	    	Cost	   	Share		Transaction

Interinvest Corporation Inc.
11/19/2009	   900		$  4,374  	$4.86		Buy
1/12/2010	3,000		$ 14,422 	$4.81		Buy
1/19/2010       276,870		$1,980,230 	$7.153		Sell


Interinvest (Bermuda) Ltd.
1/19/2010       46,000		$329,130 	$7.155		Sell



Interinvest Consulting Corporation of Canada Limited
1/8/2010	1,180		$ 5,568 	$4.72		Buy
1/11/2010	1,763		$ 8,497 	$4.82		Buy
1/19/2010       189,284	$1,353,797 		$7.152		Sell


Dr. Hans P. Black
1/19/2010         5,000		$35,800	  	$7.16		Sell


Janet A. Black
1/19/2010         5,000		$35,800	  	$7.16		Sell


(d)	Not applicable


(e)	Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No longer applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of August 13, 2009
among Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, Interinvest (Bermuda) Ltd., Janet A. Black and Hans P. Black.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2010

	Interinvest Corporation Inc.

	By: /s/ Stanley T. Schmidt
	Stanley T. Schmidt
	President,Interinvest Corporation Inc.


	Interinvest Corporation of Canada Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Chairman


	Interinvest (Bermuda) Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Director


	By: /s/ Janet A. Black
	Janet A. Black


	By: /s/ Hans P. Black
	Hans P. Black









	EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with the Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule D (including amendments thereto) with respect to the common stock of the Issuer (as defined in the attached Schedule 13D), and agrees that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 13th day of August, 2009.


Interinvest Corporation, Inc.

By: /s/ Stanley T. Schmidt
Stanley T. Schmidt
President


Interinvest Corporation of Canada Limited

By: /s/ Hans P. Black
Hans P. Black
Chairman



Interinvest (Bermuda) Limited

By: /s/ Hans P. Black
Hans P. Black
Director


By: /s/ Janet A. Black
Janet A. Black


By: /s/ Hans P. Black
Hans P. Black








CUSIP No. 019118108		Page 9 of 10